Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated February 24, 2026 to Prospectus dated October 31, 2025

Registration No. 333-291190

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

February 25, 2026

2026 Series A 4.95% Senior Notes due 2036

Principal Amount:	$50,000,000

Additional Notes:	The 2026 Series A 4.95% Senior Notes due 2036 to which this final term sheet relates will be part of the same series of notes as the $1,250,000,000 aggregate principal amount of 2026 Series A 4.95% Senior Notes due 2036 offered by Virginia Electric and Power Company on February 24, 2026 (CUSIP 927804 GX6). Accordingly, the total aggregate principal amount of the 2026 Series A 4.95% Senior Notes due 2036 will be $1,300,000,000.

Expected Ratings* (Moody’s/S&P/Fitch):	A3 (stable outlook) / BBB+ (stable outlook) / A (stable outlook)

Trade Date:	February 25, 2026

Settlement Date (T+3)**:	March 2, 2026

Final Maturity Date:	March 15, 2036

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2026

Optional Redemption:	Make Whole Call at T+15 bps prior to December 15, 2035; Par Call on or after December 15, 2035

Tax Credit Event Redemption:	In whole but not in part at 101% of the principal amount plus accrued and unpaid interest (any notice of redemption may be issued by the later of (a) December 31, 2026 and (b) six months from the date of issuance)

Benchmark Treasury:	4.125% due February 15, 2036

Benchmark Treasury Yield:	4.050%

Spread to Benchmark Treasury:	+93.9 bps

Reoffer Yield:	4.989%

Coupon:	4.95%

Price to Public:	99.693% of the principal amount

Proceeds to the Company Before Expenses:	99.043% of the principal amount

CUSIP/ISIN:	927804 GX6/US927804GX64

Joint Book-Running Managers:	BofA Securities, Inc., CIBC World Markets Corp., MUFG Securities Americas Inc., Santander US Capital Markets LLC, Truist Securities, Inc., Wells Fargo Securities, LLC, Capital One Securities, Inc., KeyBanc Capital Markets Inc., PNC Capital Markets LLC and SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc. and Loop Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated February 24, 2026, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BofA Securities, Inc.	1-800-294-1322 (toll-free)
CIBC World Markets Corp.	1-800-282-0822 (toll-free)
MUFG Securities Americas Inc.	1-877-649-6848 (toll-free)
Santander US Capital Markets LLC	1-855-403-3636 (toll-free)
Truist Securities, Inc.	1-800-685-4786 (toll-free)
Wells Fargo Securities, LLC	1-800-645-3751 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the third business day following the date of this final term sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.